SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of July, 2014, National Financial Services, LLC acquired control due to ownership of greater than 25% of Acuitas International Small Cap Fund's (the "Fund") outstanding shares. National Financial Services, LLC owned 100.0 % of the Fund and thus controlled the Fund as of that date.

In the month of July, 2014, National Financial Services, LLC acquired control due to ownership of greater than 25% of Acuitas US Microcap Fund's (the "Fund") outstanding shares. National Financial Services, LLC owned 100.0 % of the Fund and thus controlled the Fund as of that date.